Computershare

82-13 57

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Flavio Moroso
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 77295
Direct fax : (514) 982-7580
Flavio.moroso@computershare.com



February 15, 2005


05006157

SUPPL

Y/Ref.: 9969-5

United States Security &
Exchange Commission
Office of International Corporate Finance
Stop 3-9
450 - 5th Street N.W.
Washington (D.C.)
20549 USA

SUPPL





Dear Sirs:

RE: PROMATEK INDUSTRIES INC.

We confirm that the following material was sent by prepaid mail on February 15, 2005 to all shareholders of the subject Company, registered and non-registered, whose names appear on a Supplemental Mailing List, as defined in National Instrument 54-101.

1. Interim Unaudited Consolidated Financial Statements and Management's Discussion and Analysis for the second quarter ended December 31, 2004 (French or English)

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Flavio Moroso

FM/aa

Encl.



3/07